APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

[Naturel Juicing, LLC]
Balance Sheet - unaudited
For the period ended [04/30/2020]

	Current Period	
	[01/01/2020 - 04/30/2020]	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash	$	-
Accounts Receivables	$	-
Personal Bank Account	$	10,000.00
Inventory	$	-
Prepaid Expenses	$	-
Employee Advances	$	-
Temporary Investments	$	-
Total Current Assets	$	10,000.00
Fixed Assets:		
Land	$	-
Buildings	$	-
Furniture and Equipment	$	2,000.00
Computer Equipment	$	-
Vehicles	$	-
Less: Accumulated Depreciation	$	-
Total Fixed Assets	$	2,000.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**12,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards	$	-
Sales Tax Payable	$	-
Payroll Liabilities	$	-
Other Liabilities	$	-
Current Portion of Long-Term Debt	$	-
Total Current Liabilities		-
Long-Term Liabilities:		

Notes Payable	$	-
Mortgage Payable	$	-
Less: Current portion of Long-term debt	$	-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		12,000.00

Naturel Juicing, LLC
Income Statement - unaudited
For the periods ended [December 2019]

	Current Period 01/01/2019 to 12/31/2019	Prior Period 01/01/2018 to 12/31/2018
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-

Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

[Naturel Juicing, LLC]
Balance Sheet - unaudited
For the period ended [December 2019]

| | Current Period |
	01/01/2019 - 12/31/2019
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	$ -
Accounts Receivables	$ -
Inventory	$ -
Prepaid Expenses	$ -
Employee Advances	$ -
Temporary Investments	$ -
Total Current Assets	$ -
Fixed Assets:	
Land	$ -
Buildings	$ -
Furniture and Equipment	$ -
Computer Equipment	$ -
Vehicles	$ -
Less: Accumulated Depreciation	$ -
Total Fixed Assets	$ -
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	$ -
Sales Tax Payable	$ -
Payroll Liabilities	$ -
Other Liabilities	$ -
Current Portion of Long-Term Debt	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	$ -

Mortgage Payable	$	-
Less: Current portion of Long-term debt	$	-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Prior Period
01/01/2018 - 12/30/2018
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
$ -
-
-
-
-
-
$ -
$ -
-
-
-
-
-
-
-

	-
	-
	-
	-
	-
	-
	-
	-
$	-
	-

Naturel Juicing, LLC
Statement of Cash Flow - unaudited
For the period ended [December 2019]

	Current Period 01/01/2019 - 12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	$ -
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Prior Period 01/01/2018 - 12/31/2018
-
-
-
-
-
-
-
-
$ -
-
-
-
-
-
-
-
-

I, Nagelore Jean-Caidor, certify that:

1. The financial statements of Naturel Juicing, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Naturel Juicing, LLC included in this Form reflects accurately the information reported on the tax return for Naturel Juicing, LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature   *Nagelore Jean-Caidor*

Name: Nagelore Jean-Caidor

Title: Owner